Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Couchbase, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22207T101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22207T101	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Mayfield XIII, a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 22207T101	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 22207T101	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. 22207T101	Schedule 13G	Page 4 of 7

ITEM 1.	(a) Name of Issuer:

Couchbase, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3250 Olcott Street, Santa Clara, CA 95054

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Mayfield XIII, a Cayman Islands Exempted Limited Partnership (“MF XIII”),

(ii)	Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership (“MF XIII EGP”), and

(iii)	Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company (“MF XIII UGP”).

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 2484 Sand Hill Road, Menlo Park, CA 94025.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Common Stock”).

(e)	CUSIP Number:

22207T101

ITEM 3.

Not applicable.

CUSIP No. 22207T101	Schedule 13G	Page 5 of 7

ITEM 4.	Ownership.

(a-c)

This amendment to Schedule 13G is being filed to report that, as of the date hereof, the Reporting Persons do not beneficially own any shares of Class A Common Stock.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 22207T101	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

Mayfield XIII, a Cayman Islands Exempted Limited Partnership

By:	Mayfield XIII Management (EGP), L.P.,
a Cayman Islands Exempted Limited Partnership, its general partner
By:	Mayfield XIII Management (UGP), Ltd.,
a Cayman Islands Exempted Company, its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership

By:	Mayfield XIII Management (UGP), Ltd.,
a Cayman Islands Exempted Company, its general partner

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company

By:	/s/ Paul Kohli
Name:	Paul Kohli
Title:	Authorized Signatory

CUSIP No. 22207T101	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).